UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER
THE SECURITIES ACT OF 1934
 (AMENDMENT NO. 3)*
TEPPCO Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

8723 84-10-2
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana, Suite 1000
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

April 29, 2009
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan L. Duncan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		117,475

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,955,840

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		117,475

WITH	10	SHARED DISPOSITIVE POWER

		16,955,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,073,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.3%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,900,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.6%

14	TYPE OF REPORTING PERSON

	OO – limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,564

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		704,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	704,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON

	OO – limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4%

14	TYPE OF REPORTING PERSON

	OO – limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.4%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,986,711

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,986,711

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO, Inc. (formerly Enterprise Products Company) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,986,711

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,986,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,986,711

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPE Holdings, LLC 13 4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,400,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON

	OO-limited liability company

CUSIP No.	8723 84-10-2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GP Holdings L.P. 20 2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,400,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.2%

14	TYPE OF REPORTING PERSON

	PN

Item 1. Security and Issuer
Item 4. Purpose of the Transaction
Item 7. Material to be Filed as Exhibits.
SIGNATURES

Item 1. Security and Issuer
     This Amendment No. 3 on Schedule 13D/A relates to the Limited Partner Units (the “Units”) representing limited partner interests in TEPPCO Partners, L.P., a Delaware limited partnership (the “Issuer” or “TEPPCO”), whose principal executive offices are located at 1100 Louisiana, Suite 1600, Houston, Texas 77002, and updates the Schedule 13D filed by the Reporting Persons on December 19, 2006, and amended on May 18, 2007 and February 28, 2008 (as amended, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms not defined herein have the meaning given to them in the Original Schedule 13D.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby deleted in its entirety and the following information is substituted in lieu thereof:
     Dan L. Duncan and affiliates controlled by him, including the reporting persons in this Schedule 13D, review their holdings in TEPPCO on a continuous basis. The reporting persons may at any time determine to acquire additional TEPPCO units, sell all or part of its holdings in TEPPCO, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over TEPPCO.
     Mr. Duncan and affiliates controlled by him directly or indirectly control the general partners of TEPPCO, Enterprise GP Holdings L.P. (“EPE”), Enterprise Products Partners L.P. (“EPD”) and Duncan Energy Partners L.P. (“DEP,” and collectively with TEPPCO, EPE and EPD, the “Public Partnerships”). As such, Mr. Duncan and these affiliates control these publicly traded partnerships, subject only to limitations set forth in their partnership agreements. Limitations may include review and approvals of certain transactions by the Audit, Conflicts and Governance Committees of the general partners of the Public Partnerships (the “ACG Committees”).
     Mr. Duncan and affiliates controlled by him, including the Public Partnerships, also regularly consider strategic transactions, which transactions may be with third parties or related parties. Subject to any requisite approvals of independent directors on ACG Committees or limitations under the applicable partnership agreements, such transactions may take place at any time with or without prior notice to unitholders of the Public Partnerships. These transactions may include, without limitation, (1) entering into one or more privately negotiated transactions for the purchase or sale of units representing limited partner interests, (2) effecting open market purchases of units representing limited partner interests, (3) making a tender or exchange offer for some or all of the units representing limited partner interests, (4) seeking a merger, sale of assets or other form of business combination involving one or more of these entities or their general partners, or (5) taking other actions that could have the purpose or effect of directly or indirectly influencing control over these entities.
     Management of EPD, after consultation with the Audit, Conflicts and Governance Committee of its general partner, has initiated discussions with the Audit, Conflicts and Governance Committee of TEPPCO regarding the feasibility of a potential combination of EPD and TEPPCO. The consideration initially proposed by EPD in a letter dated March 9, 2009 included consideration of 1.043 EPD common units for each issued and outstanding TEPPCO unit and cash equal to $1.00 per TEPPCO unit. Based on the current number of outstanding TEPPCO units, this consideration for TEPPCO units would consist of an aggregate of approximately 109.5 million EPD common units and $105 million in cash. The proposed consideration for TEPPCO units set forth in the letter by EPD provided a basis for commencing discussions and further evaluations of the investment potential of a business combination.
     The initial letter from EPD did not specify consideration to be paid for TEPPCO’s general partner interests, including incentive distribution rights, or other financial terms or conditions. TEPPCO’s general partner interests are owned by Texas Eastern Products Pipeline Company, LLC. EPE is the owner of the general partners of each of EPD and TEPPCO, and it currently owns approximately 3.0% of the outstanding EPD common units and 4.2% of the outstanding units of TEPPCO. Accordingly, the Reporting Persons expect definitive terms of any such combination will also require the approval of the ACG Committees. The Reporting Persons cannot predict whether any terms of a potential combination will be agreed upon initially by the ACG Committees of EPD and TEPPCO, or whether any potential combination if agreed upon by EPD and TEPPCO would be acceptable to the board of directors of EPE’s general partner or its ACG Committee. Similarly, the Reporting Persons cannot predict whether any other Reporting Persons will support the terms of any potential combination, if any are proposed. The Reporting Persons believe that any combination of TEPPCO in which it is acquired by EPD, if approved and recommended by their general partners and ACG Committees, will also require the approval of TEPPCO unitholders in accordance with its partnership agreement.

12

     At this time, the Reporting Persons believe EPD has not received any counteroffer from TEPPCO. The Reporting Persons and their affiliates may respond to inquiries by TEPPCO, EPD, EPE, their Audit, Conflicts and Governance Committees or their representatives. The Reporting Persons do not intend to update additional disclosures in its Schedule 13Ds regarding any plans or proposals made by EPD or TEPPCO unless or until definitive terms have been reached by these parties, or unless disclosure is otherwise required.
     EPD does not currently own any TEPPCO units.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D is hereby amended in its entirety as follows:

99.1
Fourth Amended and Restated Agreement of Limited Partnership of TEPPCO Partners, L.P., dated as of December 8, 2006 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 8, 2006).

99.2
First Amendment to Fourth Amended and Restated Partnership Agreement of TEPPCO Partners, L.P. dated as of December 27, 2007 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2007).

99.3
Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.3 to the Issuer’s Schedule 13D/A filed with the Commission on February 28, 2008).

99.4
Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Duncan Family Interests, Inc. and DFI GP Holdings, L.P. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Enterprise GP Holdings L.P. with the Commission on May 10, 2007).

99.5
Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.6
First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.7	Joint Filing Agreement, dated February 28, 2008 (incorporated by reference to Exhibit 99.7 to the Issuer’s Schedule 13D/A filed with the Commission on February 28, 2008).

13

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2009	/s/ Dan L. Duncan

Dan L. Duncan

Dated: April 29, 2009	DD SECURITIES LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	DAN DUNCAN LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	DFI HOLDINGS, LLC

By: DAN DUNCAN LLC, its sole member

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	DFI GP HOLDINGS, L.P.

By: DFI HOLDINGS, LLC, its general partner

By: DAN DUNCAN LLC, its sole member

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	DUNCAN FAMILY INTERESTS, INC.

	By:	/s/ Michael G. Morgan

Michael G. Morgan
President

14

Dated: April 29, 2009	EPCO, INC.

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	EPCO HOLDINGS, INC.

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	EPE HOLDINGS, LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

Dated: April 29, 2009	ENTERPRISE GP HOLDINGS L.P.

By: EPE HOLDINGS, LLC

	By:	/s/ W. Randall Fowler

W. Randall Fowler
Executive Vice President

15